Exhibit 4

CUSIP NO. 45838M104                                        Page 13 of 16 Pages



                                    AGREEMENT

This Agreement, dated August 16, 1999, is by and among Interactive Magic, Inc., a North Carolina corporation (the "Company"), and J.W. Stealey, an individual ("Stealey").

Whereas, Stealey currently serves as the Chairman and Chief Executive Officer ("CEO") of the Company: and

Whereas, the Company has recently sold its CD-ROM gaming business in order to focus its efforts on its "Internet only" strategy; and

Whereas, the parties hereto desire to make certain modifications to the managerial structure of the Company in order to further strengthen the skills and experience of the Company's management structure within the areas of e-commerce and Internet advertising;

Now therefore, for the good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Effective as of August 16, 1999, Stealey hereby resigns as the CEO of the Company. Stealey shall continue to serve as non-executive Co-Chairman of the Board without responsibility for day-to-day operations. The Company hereby appoints Stealey as a consultant to the Company for the period commencing on the date hereof and continuing until 31 December 2000. During such period, Stealey shall be paid annual fees of $180,000, and shall be entitled to identical benefits to those provided under his current Employment contract in section 5, (including medical, car, car expenses, credit card for car expenses, cell phone, computer, etc, except as limited by this Agreement). As a consultant, Stealey shall perform such duties as shall be reasonably requested by the Company; provided, that Stealey shall not be required to perform consulting duties for more than 5 days per month unless agreed by the parties.

The parties hereto agree that Stealey's current Employment Agreement, as amended, shall be terminated as of the date hereof and, except as provided above, all rights and obligations of either party thereunder shall be extinguished. The Company and Stealey each hereby release and forever discharge the other party and each of their officers, directors and other affiliated persons from and against any and all rights, claims, causes of action, damages and liabilities of any nature or kind whatsoever arising at any time through the date hereof, except to the extent arising under this Agreement. Without limiting the generality of the foregoing, Stealey hereby waives and forever relinquishes any and all rights he may have under his previous Employment Agreement or to Termination Damages (as that term is defined in Section 8.1 of such Employment Agreement).


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CUSIP NO. 45838M104                                        Page 14 of 16 Pages

2. Subject to approval by the Company's Board of Directors as required by law and the Company Bylaws, the Company shall appoint James Hettinger, currently the Director of Corporate Development, as the acting CEO, to serve until the Company shall complete its executive search for a suitable replacement or until a successor is duly elected and qualifies. Stealey agrees to call a Board Meeting as soon as possible for this purpose. Mr. Stealey will also serve as the Chairman of the Search committee to find the new CEO as part of his Board of Directors duties.

3. The Company will use its best efforts to cause its financial institutions to release Stealey from any and all of his personal guarantees of the Company's indebtedness no later than October 31, 1999. In the event the Company shall fail to remove all such guarantees, the Company shall establish a plan for the repayment of such indebtedness (or the release of such guarantees) by November 30, 2000 which plan shall include, at a minimum, the repayment of at least $50,000 of the indebtedness secured by Stealey's guarantees each month commencing in November 1999 until all such indebtedness shall be repaid or until the personal guarantees are released. In addition, in the event the Company shall raise additional capital, the Company shall use its best efforts (subject to restrictions imposed by the provider of such capital or by Rose Glen under the terms of the Company's $4.0 million convertible note to Rose Glen or by any other existing agreements of the Company) to utilize up to 25% of such capital to repay indebtedness secured by Stealey guarantees until such indebtedness shall be repaid in full. The parties hereto agree that the current outstanding amount of indebtedness secured by Stealey guarantees is $1,000,000. Stealey has approximately $1.5 million in restricted securities that guarantee the current indebtedness. It is the Company's responsibility to get these guarantees reduced or eliminated. The Company will pay Mr. Stealey 5% annual interest on the total amount of the restricted securities beginning on 1 November 1999. As the Company reduces the amount of restricted securities in Mr. Stealey's account, then the principal on which the interest amount accrues will be reduced pro rata. Unless the personal guarantees have been released, the Company will not draw down any additional indebtedness secured by Stealey guarantees without Stealey's consent.

4. The Company has a marketing contract with Mr. Stealey on his personal aircraft. That agreement is to terminated effective immediately upon the Company's payment to Mr. Stealey in cash of $10,000 to take care of the anticipated remaining expenses for the aircraft for 1999. This payment is due no later than 15 September 1999. The Company does not intend to renew this contract. The Company will have the use of the advertising on the aircraft through December 1999, unless the aircraft is sold by Mr. Stealey.

5. The Company and Stealey agree that Stealey shall be granted certain registration rights with respect to his shares in accordance with and subject to the terms and conditions of the Registration Rights Agreement to be signed by such parties attached hereto as Exhibit A.


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CUSIP NO. 45838M104                                        Page 15 of 16 Pages

6. The parties hereto agree to use their best efforts: (1) to cause the Board of Directors to appoint Jacob Agam, Chairman of Vertical Financial Holdings, to the vacancy on the Board resulting from the resignation of Avi Suriel from the Board; (2) to elect Mr. Agam as Chairman of the Board; (3) provided Vertical owns at least 10% of the outstanding shares of the Company, to allow Vertical to appoint two additional nominees for election to the Board at the Company's Annual Meeting (for a total of 3 from Vertical interests), and (4) provided that Mr. Stealey owns at least 10% of the outstanding shares of the Company, to accept Mr. Stealey and one more nominee from Mr. Stealey (together with Vertical's three nominees) as the full Board slate to be nominated by the Company for election at the Company's Annual Meeting. Stealey and Vertical agree to vote, and to direct their nominees to vote, for each other's nominees for the next two Board elections.

7. Subject to shareholder approval of the new corporate name at the next Shareholders Meeting, the Company agrees that, following the name assignment contemplated hereby, it no longer will use the original company name, Interactive Magic or Imagic. The Company believes it will be completely out of the use of the old Interactive Magic name and trademarks by the end of December 1999. The Company agrees to sell to Mr. Stealey the old Company name, logo, and url (www.imagicgames.com) as the Company continues to make the change to its new name, iEntertainment Network, or iEN. The Company agrees that Mr. Stealey shall be assigned the Company name and logo as of 1 February 2000 (or earlier if the Company is sold to or merged with a different company and operated under the new Company name, on the closing of such an acquisition or sale). Mr. Stealey will pay the Company $1,000 for these rights upon that assignment or the Company may set off such amount against any amounts it then owes Stealey.

8. Until December 31, 2000, any press release that refers to Mr. Stealey will be presented to Mr. Stealey for his comments and review prior to release.

9. Mr. Stealey and his Board nominee will receive the same Board compensation offered to any of Vertical's nominees including Mr. Agam for the period they will serve on the Board, (or such shorter period that Mr. Stealey's or his nominee serves on the Company's Board.)

10. The Company will prepare a complete list of its indebtedness to Mr. Stealey including all past expense accounts not paid to him and all interest currently owed to him. It will pay all these outstanding debts by September 15, 1999. The Company will keep a running tally of any interest on debts that are accruing to Mr. Stealey and pay them within 30 days of the end of any quarter. The Company will prepare a statement of stock ownership and option ownership for Mr. Stealey. Mr. Stealey's options will still vest during his "consulting" period until 31 December 2000 and for one year after the end of the "consulting" period.

11. Although Mr. Stealey may again enter into the business of making Internet Games, he will not be deemed "competing" with the Company for purposes of the noncompetition restrictions in his employment agreement, if he does not entice any of the Company's employees to leave within 17 months of the date of this contract. Any other reference or limitation relating to "non-competition" in the employment agreement is removed and deemed no longer in effect on Mr. Stealey.

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CUSIP NO. 45838M104                                        Page 16 of 16 Pages

12. The Company also agrees to license to Mr. Stealey the ICONS 2 Internet Gaming system on the best terms that they offer it to anyone else over the next two years or the first three contracts implemented by the Company, whichever comes first. Mr. Stealey can license the system anytime during this period. The current best offer is to an Israeli phone company. Mr. Stealey may license the product on the same terms and conditions offered in that or similar contracts. He will be informed if any other more beneficial contract is offered and his costs/fees adjusted accordingly.

Interactive Magic, Inc

By: /s/ Michael W. Oliver
    Michael W. Oliver, Chief Financial Officer

    /s/ J.W. Stealey
    John W. Stealey

We agree to be bound by the provisions of Paragraph 6 above.

Vertical Financial Holdings

By: /s/ Jacob Agam

Name: Jacob Agam

Title: Chairman